Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS TV Guide Entertainment Group, LLC Years Ended March 31, 2012 and 2011 With Report of Independent Auditors

TV Guide Entertainment Group, LLC
Consolidated Financial Statements
Years Ended March 31, 2012 and 2011

Report of Independent Auditors
The Board of Managers
TV Guide Entertainment Group, LLC
We have audited the accompanying consolidated balance sheets of TV Guide Entertainment Group, LLC (the “Company”) as of March 31, 2012 and 2011, and the related consolidated statements of operations, changes in members' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TV Guide Entertainment Group, LLC at March 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP

Los Angeles, California
May 30, 2012

TV Guide Entertainment Group, LLC

Consolidated Balance Sheets
(In thousands)

	March 31
	2012	2011
Assets
Current assets:
Cash and cash equivalents	$9,960	$10,734
Accounts receivable, net	17,948	21,168
Programming costs	12,170	10,478
Prepaid expenses and other current assets	1,470	1,117
Total current assets	41,548	43,497

Noncurrent assets:
Property and equipment, net	13,544	16,995
Programming costs, net of current portion	16,245	30,547
Amortizable intangible assets, net	53,802	60,858
Goodwill	152,599	152,599
Other assets	665	246
Total assets	$278,403	$304,742

Liabilities and members’ equity (deficit)
Current liabilities:
Accounts payable and other accrued liabilities	$14,773	$18,002
Due to related party	5,067	3,679
Current portion of capital lease obligation	1,008	944
Deferred revenue	1,702	1,933
Accrued programming costs	8,429	7,568
Total current liabilities	30,979	32,126

Noncurrent liabilities:
Capital lease obligation, net of current portion	8,337	9,345
Deferred revenue, net of current portion	3,331	4,360
Due to related party, net of current portion	8,571	8,994
Accrued programming costs, net of current portion	13,168	17,655
Mandatorily redeemable preferred units	230,412	200,724
Total liabilities	294,798	273,204

Members’ equity (deficit)	(16,395)	31,538
Total liabilities and members’ equity (deficit)	$278,403	$304,742

See accompanying notes.

TV Guide Entertainment Group, LLC

Consolidated Statements of Operations
(In thousands)

	Year Ended March 31
	2012	2011
Revenues:
Advertising, including related party advertising of $1,864 and $2,133, respectively	$69,624	$83,857
Subscriber fees	29,122	30,321
Other, including related-party other revenue of $480 and $0, respectively	2,153	1,502
Total revenues	100,899	115,680
Cost of services:
Programming, including related party programming of $7,842 and $1,586, respectively	51,279	36,368
Other direct costs	1,510	2,001
Total cost of services	52,789	38,369
Other expenses:
Advertising	13,148	13,963
Selling, general and administrative, including related party charges of $1,366 and $1,632, respectively	40,292	47,001
Depreciation and amortization	11,602	15,331
Total other expenses	65,042	76,295
Operating (loss) income	(16,932)	1,016
Other income, net	15	—
Interest expense, net	(31,518)	(29,556)
Net loss	(48,435)	(28,540)

See accompanying notes.

TV Guide Entertainment Group, LLC

Consolidated Statements of Changes in Members’ Equity (Deficit)
(In thousands)

	Common Units		Accumulated
	Number	Amount	Deficit	Total

Balance at March 31, 2010	100	$80,536	$(20,960)	$59,576
Share-based compensation	—	502	—	502
Net loss	—	—	(28,540)	(28,540)
Balance at March 31, 2011	100	81,038	(49,500)	31,538
Share-based compensation	—	502	—	502
Net loss	—	—	(48,435)	(48,435)
Balance at March 31, 2012	100	$81,540	$(97,935)	$(16,395)

See accompanying notes.

TV Guide Entertainment Group, LLC

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended March 31
	2012	2011
Operating activities
Net loss	$(48,435)	$(28,540)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	11,602	15,331
Gain on sale of property and equipment	(15)	—
Amortization of programming costs	51,279	36,368
Allowance for doubtful accounts	(5)	(119)
Share-based compensation	502	502
Interest accretion on preferred units and 10% dividend	29,688	27,703
Dividend to preferred unit holders	—	(20,000)
Changes in operating assets and liabilities:
Accounts receivable	3,225	(1,351)
Programming costs	(38,669)	(57,850)
Prepaid expenses and other assets	(772)	213
Accounts payable and other accrued liabilities	(3,229)	1,039
Due to related party	965	11,708
Accrued programming costs	(3,626)	7,446
Deferred revenue	(1,260)	(1,128)
Net cash provided by (used in) provided by operating activities	1,250	(8,678)
Investing activities
Proceeds from sale of property and equipment	16	—
Additions to property and equipment	(1,096)	(1,884)
Cash used in investing activities	(1,080)	(1,884)
Financing activities
Principal payments of capital lease obligations	(944)	(883)
Net cash used in financing activities	(944)	(883)

Net change in cash and cash equivalents	(774)	(11,445)
Cash and cash equivalents at beginning of year	10,734	22,179
Cash and cash equivalents at end of year	$9,960	$10,734

See accompanying notes.

TV Guide Entertainment Group, LLC
Notes to Consolidated Financial Statements
March 31, 2012
1. Description of Business, Organization, and Basis of Presentation
Description of Business
TV Guide Entertainment Group, LLC, a limited liability company (“the Company”), was formed pursuant to a Limited Liability Agreement dated May 28, 2009. TV Guide Entertainment Group, LLC includes the operations of its consolidated subsidiaries, which include TV Guide Network, TV Guide Online, TV Guide Broadband, and TV Guide Video On Demand. The Company conducts substantially all of its business in the United States.
TV Guide Network offers entertainment and television guidance-related programming as well as localized program listings and descriptions primarily in the United States. TV Guide Network is typically included in a basic or expanded basic viewing package offered by cable or satellite operators to their subscribers. TV Guide Online is currently comprised of two entertainment web sites, led by tvguide.com, which feature a combination of entertainment news, video programming, celebrity information, localized channel listings, editorial guidance, community features, and search features. TV Guide Video On Demand and TV Guide Broadband are advertiser supported, video-on-demand services featuring short-form, originally produced entertainment programs about television programming. TV Guide Broadband is available on www.tvguide.com and is also distributed on major video portals such as Hulu and YouTube.
Organization and Basis of Presentation
In January 2009, Lions Gate Entertainment Corp. (“Lions Gate”) entered into an Equity Purchase Agreement with Macrovision Solutions Corporation (“Macrovision,” later renamed Rovi Corporation, “Rovi”), for the purchase of all of the issued and outstanding equity interests of TV Guide Entertainment Group, Inc. The acquisition closed on February 28, 2009. At the time of the acquisition, Lions Gate allocated its purchase price to the estimated fair values of the tangible and intangible assets and liabilities of TV Guide Entertainment Group, Inc. The purchase price allocation has been pushed down to the Company. The excess of the purchase price over the estimated fair value of the net tangible and intangible assets and liabilities acquired was recorded as goodwill. The Company believes the goodwill represents the value of its existing workforce and position in the industry.
Conversion to a Limited Liability Company. On May 18, 2009, the Company was converted to a limited liability company, and the previous common shares of TV Guide Entertainment Group, Inc. were effectively exchanged for members' interest in TV Guide Entertainment Group, LLC.

1. Description of Business, Organization, and Basis of Presentation (continued)
Sale of Interest in the Company. On May 28, 2009, Lions Gate entered into a Purchase Agreement with One Equity Partners (“OEP”), the global private equity investment arm of JPMorgan Chase Bank N.A., pursuant to which OEP purchased 49% of Lions Gate's interest in TV Guide Entertainment Group, LLC. In addition, OEP reserved the option of buying another 1% of TV Guide Entertainment Group, LLC under certain circumstances. The arrangement contains joint control rights, as evidenced in an operating agreement, as well as certain transfer restrictions and exit rights. In connection with the transaction, the Company issued 49,000 Series A Preferred Units (“Preferred Units”) and 49,000 Series B-1 Common Units (“B-1 Common Units”) to OEP in exchange for cash consideration paid to Lions Gate, and 51,000 Preferred Units and 51,000 B-1 Common Units to Lions Gate in exchange for Lions Gate's membership interest.
2. Significant Accounting Policies
Generally Accepted Accounting Principles
These consolidated financial statements have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“GAAP”). The U.S. dollar is the functional currency of the Company's businesses.
Reclassifications
The Company has made certain reclassifications to the prior year's financial statements to conform to classifications in the current year. These reclassifications had no impact on previously reported results of operations.
Principles of Consolidation
All material intercompany balances and transactions between the entities that comprise the Company have been eliminated.
Revenue Recognition
Revenues primarily consist of advertising revenues and subscriber fees.

2. Significant Accounting Policies (continued)
Advertising Revenues. Advertising revenues are earned and recognized when the advertising spot is displayed or aired on the Company's distribution platforms. Advertising revenues are recorded net of agency commissions and discounts. Cash payments received in advance for advertising are deferred until earned, at which time revenue is recognized.
Network advertising contracts may guarantee the advertiser a minimum audience for its advertisements over the term of the contracts. Revenues are only recognized when those minimum requirements are met. The determination of whether such audience minimums have been met is based on information provided by ratings services companies and historical experience. If the minimum guaranteed audience requirements are not met, the Company provides the advertiser additional advertising time until the minimum audience guarantees have been met. A liability is recorded for the amount of the contract fee that has not yet achieved the minimum audience guarantee. This liability is recognized as revenue when minimum audience guarantees have been met.
Subscriber Fees. The Company has entered into agreements with cable operators and digital broadcast satellite providers for the licensing or distribution of its services in exchange for “subscriber fees,” generally calculated on a per-subscriber basis. Subscriber fees revenue from the distribution of TV Guide Network programming is recognized in the month the services are provided. Payments received in advance for subscription services are deferred until the month earned, at which time revenue is recognized. The Company defers launch support assets (capitalized fees paid to a cable or direct broadcast satellite operator to facilitate the launch of a cable network) and amortizes the amounts on a straight-line basis over the contract period. The Company classifies the amortization of launch support as a reduction of revenue.
Barter Transactions
The Company enters into transactions that exchange advertising time for program license rights or advertising time on the other party's network. Advertising barter transactions are recorded at the estimated fair value of the advertising surrendered and recognized as the related advertising units are aired.
For the years ended March 31, 2012 and 2011, the Company recognized barter revenues and expenses of $0.5 million and $1.6 million, respectively. Such amounts are included in Advertising Revenues and Programming Cost of Services, respectively, in the accompanying consolidated statements of operations.

2. Significant Accounting Policies (continued)
Advertising Expense
Marketing and promotion costs to promote the Company's distribution platforms are expensed when incurred and are classified as advertising expense in the accompanying consolidated statements of operations.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash deposits at financial institutions and money market mutual funds. The Company considers all highly liquid investments with maturities of three months or less when acquired to be cash equivalents.
Programming Costs
For programs produced by the Company, capitalized costs include all direct production costs and production overhead. Costs for programs produced are expensed over the economic life of the program in relation to revenues generated. If the content of the program deals with current events, program costs are generally expensed upon first airing. The valuation of the cost of programs produced is evaluated on a program-by-program basis. When an event or change in circumstances indicates that the fair value of the program is less than its unamortized cost, the program is written down to its estimated fair value.
For acquired programs, the cost of acquired programming is capitalized and a liability is recorded upon delivery of the episodes acquired that are available for broadcast. The liability represents the present value of the contractual cash payments scheduled over the license period. Capitalized costs of programs acquired are allocated to the estimated number of projected runs over the program license period and subsequently amortized as those runs are aired. Acquired programming costs are stated at the lower of unamortized cost or net realizable value.
Property and Equipment and Amortizable Intangible Assets
Property and equipment and amortizable intangible assets are recorded at cost, or fair value, as of the date of the acquisition by Lions Gate. Property and equipment and amortizable intangible assets are depreciated using the straight-line method over the estimated useful lives of the assets. Assets acquired under capital lease arrangements are recorded at the present value of the minimum lease payments and are amortized over the shorter of the lease term or useful life of the leased asset.

2. Significant Accounting Policies (continued)
Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the useful life of the leasehold improvement.
Estimated useful lives of property and equipment and amortizable intangible assets are as follows:

Machinery and equipment, furniture and fixtures	3 - 7 years
Computer equipment and software	3 years
Transponder under capital lease	15 years
Customer relationships	7 - 11 years
Trademark/tradename	2 - 20 years
License agreements	2 - 6 years
Internal use software	2 years

The Company periodically reviews and evaluates the recoverability of property and equipment and amortizable intangible assets. Where applicable, estimates of net future cash flows, on an undiscounted basis, are calculated based on future revenue and cost estimates. If undiscounted cash flow estimates are less than the carrying value, a reduction in the carrying amount is recorded to adjust the carrying amount to fair value, which approximates discounted cash flows.
Goodwill
Goodwill represents the excess of acquisition costs over the fair value of the tangible and intangible assets acquired and liabilities assumed in the acquisition of the Company by Lions Gate on February 28, 2009. Goodwill is not amortized but is reviewed for impairment annually within each fiscal year or between the annual tests if an event occurs or circumstances change that indicates it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value. The impairment test follows a two-step approach. The first step determines if the goodwill is potentially impaired, and the second step measures the amount of the impairment loss, if necessary. Under the first step, goodwill is considered potentially impaired if the fair value of the reporting unit is less than the reporting unit's carrying amount, including goodwill. Under the second step, the impairment loss is then measured as the excess of recorded goodwill over the fair value of the goodwill, as calculated. The fair value of goodwill is calculated by allocating the fair value of the reporting unit to all the assets and liabilities of the reporting unit as if the reporting unit was purchased in a business combination and the purchase price was the fair value of the reporting unit. The Company performs its annual impairment test as of January 1 in each fiscal year. The Company performed its annual impairment test on its goodwill as of January 1, 2012. No goodwill impairment was identified.

2. Significant Accounting Policies (continued)
Other Assets
Other assets include prepaid expenses and security deposits.
Share-Based Compensation
Accounting rules require the measurement of all share-based awards using a fair value method and the recognition of the related share-based compensation expense in the consolidated financial statements over the requisite service period.
Income Taxes
The Company mainly operates as limited liability companies (there are two corporate entities within the consolidated group that are not limited liability companies), so any federal and state tax exposure is minimal. For limited liability companies, federal and state income taxes are liabilities of the individual members. The Company's tax returns and the amount of allocable profits or losses are subject to examination by federal and state taxing authorities. If such examinations result in changes to profits and losses, the income tax liability of the members may also change. As a result, only minimal federal and state income tax expense has been recorded in these consolidated financial statements for the years ending March 31, 2012 and 2011. Such amounts are included in selling, general, and administrative expenses in the accompanying consolidated statements of operations. The Company paid $19,400 and $61,300 in taxes for each of the years ended March 31, 2012 and 2011.
Fair Value of Financial Instruments
Carrying amounts of certain of the Company's financial instruments, including accounts receivable, accounts payable, and accrued liabilities, approximate their fair value due to their short maturities.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The most significant

2. Significant Accounting Policies (continued)
estimates made by management in the preparation of the accompanying consolidated financial statements relate to estimating the provision for doubtful accounts; estimating the number of program runs for acquired programming amortization; estimating the useful lives of property and equipment and amortizable intangible assets; and impairment assessments for programming cost, property and equipment, goodwill, and amortizable intangible assets. Actual results could differ from such estimates.
Credit Risk and Significant Concentrations
Accounts that potentially subject the Company to a concentration of credit risk principally consist of trade receivables. For the years ended March 31, 2012 and 2011, there were no revenues from one single customer in excess of 10% of total revenues. As of March 31, 2012 and 2011, there was no single customer that accounted for 10% or more of the total accounts receivable balance. The Company does not require collateral and evaluates its outstanding accounts receivable each period for collectability. This evaluation involves assessing the aging of the amounts due and reviewing the creditworthiness of each customer. Based on this evaluation, the Company records an allowance for accounts receivable that are estimated to not be collectible.
Subsequent Events
The Company has evaluated all events and transactions subsequent to March 31, 2012 through the date of issuance, May 30, 2012. There were no material subsequent events that required recognition or additional disclosure in these consolidated financial statements.
Recent Accounting Pronouncements
In October 2009, new guidance was issued related to the accounting for multiple-deliverable revenue arrangements. This new guidance amends the existing guidance for separating consideration in multiple-deliverable arrangements and establishes a hierarchy for determining the selling price of a deliverable. The Company adopted this standard beginning in first quarter of fiscal 2012 and it did not have a material impact on its consolidated financial statements.
In May 2011, the FASB issued an accounting standards update related to fair value measurements and disclosures to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and

2. Significant Accounting Policies (continued)
International Financial Reporting Standards. This guidance includes amendments that clarify the intent about the application of existing fair value measurement requirements, while other amendments change a principle or requirement for measuring fair value or for disclosing information about fair value measurements. Specifically, the guidance requires additional disclosures for fair value measurements that are based on significant unobservable inputs. The updated guidance is to be applied prospectively and is effective for the Company's annual periods beginning April 1, 2012. The adoption of this guidance is not expected to have a material impact on the Company's consolidated financial statements.
In September 2011, the FASB issued an accounting standard update to simplify the annual goodwill impairment test. The guidance provides companies with the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is determined through the qualitative assessment that a reporting unit's fair value is more likely than not greater than its carrying value, the remaining impairment steps would be unnecessary. The qualitative assessment is optional, allowing companies to go directly to the quantitative assessment. This guidance is effective for the Company's fiscal year beginning April 1, 2012, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company's consolidated financial statements.
3. Accounts Receivable
Accounts receivable consists of the following (in thousands):

	March 31
	2012	2011

Accounts receivable	$19,649	$22,874
Allowance for doubtful accounts	(1,701)	(1,706)
Accounts receivable, net	$17,948	$21,168

4. Property and Equipment
Property and equipment consists of the following (in thousands):

	March 31
	2012	2011

Equipment under capital lease	$12,065	$12,065
Furniture and fixtures	1,050	1,050
Computer equipment and software	9,528	8,539
Machinery and equipment	7,462	7,497
Assets under construction	16	—
Leasehold improvements	3,593	3,588
	33,714	32,739
Less accumulated depreciation and amortization	(20,170)	(15,744)
Property and equipment, net	$13,544	$16,995

Depreciation and amortization expense related to property and equipment was $4.5 million and $6.1 million for the years ended March 31, 2012 and 2011, respectively, including amortization of equipment under capital lease of $1.2 million in each year. Accumulated amortization of equipment under capital lease was $3.5 million and $2.4 million at March 31, 2012 and 2011, respectively. Unamortized capitalized software costs, net of accumulated depreciation, was $0.8 million and $0.9 million as of March 31, 2012 and 2011, respectively.
5. Programming Costs
Programming costs consist of the following (in thousands):

	March 31
	2012			2011
	Current	Noncurrent	Total	Current	Noncurrent	Total

Acquired programming costs	$11,789	$16,245	$28,034	$10,105	$30,547	$40,652
In-house programming costs	381	—	381	373	—	373
	$12,170	$16,245	$28,415	$10,478	$30,547	$41,025

5. Programming Costs (continued)
The acquired programming costs balance at March 31, 2012 reflects all delivered episodes available for broadcast. There are additional episodes contractually committed under the license agreements that will be delivered in future periods. Amortization expense related to acquired programming costs for the years ended March 31, 2012 and 2011 was $33.0 and $12.2 million, respectively, which includes impairment costs of $13.8 million and $1.3 million for the years ended March 31, 2012 and 2011, respectively.
The in-house programming costs balance consists of all capitalized costs for episodes in production or completed but not aired as of March 31, 2012 and 2011.
6. Amortizable Intangible Assets
Amortizable intangible assets consist primarily of customer relationships and trademarks. The composition of the Company's amortizable intangible assets and the associated accumulated amortization (in thousands) is as follows:

	Weighted-		March 31
	Average	Range of	2012			2011
	Remaining Life in Years	Remaining Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Customer relationships	7	2 - 8	$66,340	$(20,124)	$46,216	$66,340	$(13,559)	$52,781
Trademark/tradename	14	0 - 17	10,250	(2,810)	7,440	10,250	(2,369)	7,881
License agreements	1	0 - 3	1,510	(1,364)	146	1,510	(1,314)	196
			$78,100	$(24,298)	$53,802	$78,100	$(17,242)	$60,858

The aggregate amount of amortization expense associated with the Company's intangible assets for the years ending March 31, 2012 and 2011 was approximately $7.1 and $9.3 million, respectively. The estimated aggregate amortization expense for each of the years ending March 31, 2013 through 2017 is approximately $7.1 million, $7.0 million, $6.8 million, $6.7 million, and $5.7 million, respectively.

7. Accounts Payable and Other Accrued Liabilities
Accounts payable and other accrued liabilities consist of the following (in thousands):

	March 31
	2012	2011

Payroll-related accruals	$3,371	$4,380
Accounts payable	3,207	5,104
Minimum audience guarantees	2,202	1,093
Advertising accruals	1,908	1,865
Unfavorable lease adjustment	823	1,043
Customer credits	665	3,306
Other	2,597	1,211
	$14,773	$18,002

8. Long-Term Obligations
Accrued Programming Costs
Accrued programming costs at March 31, 2012 and 2011 represent the present value of payments remaining on delivered episodes using a discount rate of 3.25%.
Future payments of programming costs (in thousands) are as follows:

	Year Ended March 31
	2013	2014	2015	2016	2017	Thereafter	Total

Contractual commitments	$11,660	$6,427	$6,223	$1,509	—	—	$25,819
Imputed interest							(999)
Undelivered episodes							(3,223)
							$21,597

Commitments represent future minimum payments as required by contracted license agreements, relating to the purchase of programming. Future payments under these obligations are based on contractual due dates. The amounts include imputed interest payments associated with the obligations on delivered episodes.

8. Long-Term Obligations (continued)
Lease Obligations
Future minimum lease payments under capital and noncancelable operating leases at March 31, 2012, are as follows (in thousands):

	Capital Lease	Operating Leases
Year ending March 31:
2013	$1,600	$3,445
2014	1,600	3,183
2015	1,600	2,023
2016	1,600	1,517
2017	1,600	—
Thereafter	3,866	—
Total future minimum lease payments	11,866	10,168
Less amount representing interest at 6.65%	(2,521)	—
Net future minimum lease payments	$9,345	$10,168

The Company leases office premises and equipment. Certain of the Company's operating leases have renewal options upon expiration of current terms. The Company's primary facilities are located in Hollywood, California, Tulsa, Oklahoma, and New York, New York. Rent expense recorded to general and administrative expense was $3.2 million for the years ended March 31, 2012 and 2011. This excludes rent of $0.5 million each year for studio production facilities, which is recorded as in-house production expense.
Other Long-Term Obligations
Other contractual commitments for the years ending March 31, 2013 through 2017 and thereafter are approximately $4.0 million, $2.7 million, $2.6 million, $1.4 million, $1.0 million, and $0.6 million, respectively, relating to service and data license agreements. The Company also has contractual commitments of $3.5 million, $3.5 million, $3.5 million, $3.5 million, and $1.2 million, for the years ending March 31, 2013 through 2017, respectively, to be paid to a related party for acquired programming, as discussed in Note 11.
9. Mandatorily Redeemable Preferred Units, Members' Equity (Deficit), and Share-Based Compensation
The Company had 100,000 mandatorily redeemable Preferred Units and 100,000 B-1 Common Units outstanding at March 31, 2012.
The Preferred Units are mandatorily redeemable and carry a dividend rate of 10% compounded annually. These units are redeemable in May 2019 at the stated value plus the dividend return and any additional capital contributions less previous distributions. The Preferred Units were

9. Mandatorily Redeemable Preferred Units, Members' Equity (Deficit), and Share-Based Compensation (continued)
initially recorded based on their estimated fair value, as determined using an option pricing model methodology, as a liability in the accompanying consolidated balance sheets.
The Preferred Units and the 10% dividend are being accreted, through charges to interest expense, up to their redemption amounts, over the 10-year period to the redemption date. During the years ended March 31, 2012 and 2011, the Company paid $0 and $20 million of accrued dividends to the Preferred Unit holders.
The Preferred Units and Series B-1 Common Units are nonvoting units; however, only the Preferred Unit holders can elect the board of managers. Assuming no additional distributions, dividends, or additional capital contributions, the redemption amount would be $618.6 million at May 2019. The redemption value as of March 31, 2012, based on the stated value and the dividend earned through that date, would be $312.5 million. The fair value as of March 31, 2012 was $284.4 million.
The board of managers has authorized the issuance of up to 8,889 Series B-2 Common Units (“B-2 Common Units”) that vest over five years and 2,223 B-2 Common Units that may be granted through a junior unit that only vests if there is an exit event, as defined, with a return to Members upon exit of between 350% and 500% or more of the Members' investment. During the year ended March 31, 2010, the Company granted 3,556 B-2 Common Units to an employee. These units granted were valued at fair value at grant date and are being expensed as earned over the five-year vesting period. Total compensation expense recorded for these units amounted to $0.5 million and $0.5 million during the years ended March 31, 2012 and 2011, respectively. The fair values of the units were determined based on the value of the Company's May 28, 2009 sale of Lions Gate's 49% interest to OEP. The fair value per unit was $706 at the time of grant. Unrecognized compensation expense as of March 31, 2012 is $1.1 million.
10. Interest Expense
Interest expense, net (in thousands) consists of the following:

	Year Ended March 31
	2012	2011
Interest expense:
Preferred Units and dividend accretion	$29,687	$27,704
Equipment under capital lease	656	717
Acquired programming	1,186	1,173
	31,529	29,594
Interest income	(11)	(38)
	$31,518	$29,556

11. Related-Party Transactions
Amounts due to related parties total approximately $13.6 million and $12.7 million at March 31, 2012 and 2011, respectively, including $11.9 million and $11.9 million due to Lions Gate for accrued programming costs at March 31, 2012 and 2011, respectively. The Company is subject to various advertising and other media agreements with Lions Gate. For the years ended March 31, 2012 and 2011, under the agreements, the Company recognized approximately $1.9 million and $2.1 million in advertising revenue, respectively. The Company also recognized $0.5 million in other revenue for the year ended March 31, 2012, related to a television distribution agreement with Lions Gate.
The Company entered into various acquired programming agreements with Lions Gate. Under the agreements, the Company recognized approximately $7.8 million and $1.6 million in programming expenses for the years ended March 31, 2012 and 2011, respectively.
In addition, the Company is charged a shared service fee by Lions Gate for human resource, payroll management, corporate finance, information technology support, and general management services. The shared service fee for the years ended March 31, 2012 and 2011 was $1.0 million and $1.3 million, respectively. The Company is also charged a fee for allocated insurance premiums. The insurance charge was $0.4 million for each of the years ended March 31, 2012 and 2011.
12. Litigation and Other Contingencies
The Company is, from time to time, involved in various claims, legal proceedings, and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any such pending or threatened proceedings, or any amount which the Company might be required to pay by reason thereof, would have a material adverse effect on the financial condition or future operating results of the Company.
13. Employee Benefit Plan
The Company has a defined contribution plan under Internal Revenue Code Section 401(k) covering all eligible employees. The plan includes a discretionary match provision, matching employees' voluntary contributions up to $1,000 per employee. The Company incurred charges of $0.1 million and $0.2 million for employer matching contributions to the plan for the years ended March 31, 2012 and 2011, respectively.
14. Supplemental Cash Flow Information
The Company paid $1.0 million and $0.9 million in interest for the years ended March 31, 2012 and 2011, respectively.